Exhibit 99.1

For immediate release

Sify reports revenues of INR 2222 million for

third quarter of fiscal year 2012-13

EBITDA for the quarter at INR 206 million

Chennai, Monday, January 28, 2013: Sify Technologies Limited (NASDAQ Global Markets: SIFY), a leader in Managed Enterprise, Network and IT Services in India with growing global delivery capabilities, today announced its consolidated results under International Financial Reporting Standards (IFRS) for the third quarter of fiscal year 2012-13.

Performance Highlights Q3 FY 2012-13:

•	Sify reported revenues of INR 2222 million for the quarter ended December 31st, 2012 against revenues of INR 1805 million for the corresponding quarter of the previous year, a growth of 23%.

•	EBITDA for the quarter increased to INR 206 million, as compared to INR 135 million in the corresponding quarter previous year.

•	Net loss for the quarter was INR 56 million, as against a net loss of INR 74 million in the corresponding quarter previous year.

•	CAPEX during the quarter was INR 296 million. Cash balance at the end of the quarter was INR 811 million.

Mr. Raju Vegesna, Chairman, said, “In my discussions with business leaders across the globe, I am seeing a common factor emerging. The IT and telecom industry is moving towards consolidation and with it, an increasing focus on applications and IT solutions that span the networking and IT services portfolios. Clients are asking for cost-effective solutions that leverage our existing portfolio and are tailored to their needs. In doing so, we are drawing largely on the accumulated skill sets and knowledge base built over the years. This is also increasing the absolute demand for data storage and transfer, the biggest beneficiaries being our network and hosting business. It is heartening to see Sify become a preferred solution provider for both large-scale Government and private IT projects. Their confidence stems from the fact that Sify, as a company has grown through the IT life cycle and is therefore uniquely able to navigate the challenges in the industry”.

Mr. Kamal Nath, CEO, said, “Our Sify 3.0 go-to-market strategy & offerings are being well-accepted by both our large existing customer base and new clients as well. We are seeing a significant shift from the “Purchase of IT Infrastructure” model to the “Subscription of IT Infrastructure” model, both in the Large Enterprise and SME segments. Our Cloud Infinit offering and Private Cloud solutions offer great options for Enterprises to adopt this model. We are also benefiting from the network consolidation trend, as Large Enterprises reduce the number of Network Service Providers. The coming quarter focus will predominantly be driven by these two trends, as we had identified these early and are well engaged with our clients.”

Mr. M P Vijay Kumar, CFO, said, “The past few quarters have been demanding for the telecom industry in India. While Sify’s growth has been much stronger than many others in the industry, we continue to run a tight ship and keep a strict vigil on our expenses. That said, Sify has made selective capital investments in fields where we have established a strong market position. This will ensure we have sufficient capacity for growth when the revenue cycle becomes robust.

Cash balance at the end of the quarter was INR 811 million

FINANCIAL HIGHLIGHTS

Unaudited Consolidated income statement as per IFRS

(In INR millions)

	Quarter ended	Quarter ended	Quarter ended
Description	December	December	Sept
	2012	2011	2012
Enterprise	2,030	1,591	1,882
Software	192	214	178

Revenue	2,222	1,805	2,060

Cost of Revenues	(1,279)	(1,015)	(1,125)

Selling, General and Administrative Expenses	(737)	(655)	(782)

EBITDA	206	135	153

Depreciation and Amortisation expense	(220)	(172)	(208)

Net Finance Expenses	(47)	(57)	(17)

Other Income	5	17	17

Share of Affiliates	—	3	—

Profit from sale of shares in affiliate and rights therein	—	—	658

Profit / (loss) Before tax	(56)	(74)	603

Income Taxes	—	—	—

Profit / (loss) for the period	(56)	(74)	603

Reconciliation with Non-GAAP measure

Profit / (loss) for the period	(56)	(74)	603
Add:
Depreciation and Amortisation expense	220	172	208
Net Finance Expenses	47	57	17
Less:
Other Income	(5)	(17)	(17)
Share of Affiliates	—	(3)	—
Profit from sale of shares in affiliate and rights therein	—	—	(658)

EBITDA	206	135	153

BUSINESS HIGHLIGHTS:

Network services

Our strategy of increasing market coverage through network expansion is yielding results.

•	Revenue of Network services has grown 10% over last quarter

•	Data business continues to grow with a robust 17% growth over same quarter previous year

•	Our network now reaches over 1000 cities and towns in India; Sify is now the network of choice for customers and carriers looking for coverage

•	We have won new large accounts from PSUs and BFSI

•	We have won a large order for IP Transit from one of India’s largest broadband service providers, leveraging our recent investment in submarine cable systems and our cable landing station.

•	Emerging enterprises is experiencing robust demand in Tier II and III markets.

•	Wholesale Voice grew by 20% over last quarter

•	Sify won the Vision 2012 awards for Best Connectivity Partner at Nation Co-operative Banking Summit 2012

IT services

•	Revenue for Hosting Business has grown 4% over last quarter and 22% over the same quarter last year.

•	We won multi-year Hosting contracts from System Integrators.

•	We also won a large multi-year Hosting Service Contract from a Top Indian Software Major.

•	We concluded Strategic alliances with major system integrators to bundle our hosting services with their offerings.

•	Our upcoming data center at Noida has been certified to global Tier III standards by Uptime Institute, a major global data center certifying authority.

•	We launched Disaster Recovery (DR)-as-a-Service and Business Continuity Management on the Cloud platform.

•	We launched a few ISV applications deployment on Cloud for various Industry verticals.

•	In order to strengthen confidence in the Cloud Services, a major Internal IT workload is being moved to the Cloud as proof-of-concept (PoC).

•	We won some large strategic accounts for Managed Services (Infrastructure and Platform).

Software Services

This business now includes eLearning and portals

•	We had major wins in the Engineering, Media and Logistics industry for our EAS business.

•	Sify eLearning business has grown 20% over the previous quarter.

•	Sify was selected to consult for a multinational corporation for their initiative to train students in India.

•	Sify.com registered a growth of 45% in new visitors against same quarter last year.

•	Sify Scores widget, which provides the latest on Cricketing action, has been launched on websites of multiple partners.

•	Our Android application for the bullion market saw over 30% increase Q on Q in new signups.

•	We won the Asian Learning Leadership Award (Dubai) for the most innovative new product and a second Brandon Hall award this year for Best Advance in Mobile Technology

•	We won the eIndia summit award for this year, based on the uniqueness of our Aadhar certification platform.

About Sify Technologies

Sify is among the largest integrated Managed Network, IT and Software services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common telecom data network infrastructure reaching more than 1000 cities and towns in India.

A significant part of the company’s revenue is derived from Corporate Enterprise Services, which include Network and IT services, Connectivity, Security, Network management services, Enterprise applications, Hosting and Remote Infrastructure Management Services. A varied product portfolio at multiple price points allows Sify to also cater to the burgeoning demands of the SMB/SOHO community and the retail consumer; much of it on the cloud platform.

Sify is a recognized ISO 9001:2008 certified service provider for network operations, data center operations and customer support, and for provisioning of VPNs, Internet bandwidth, VoIP solutions and integrated security solutions, and ISO / IEC 20000—1:2005 and ISO/IEC 27001:2005 certified for Internet Data Center operations. Sify has also built a credible reputation in the emerging Cloud Computing market and is today, regarded as a domain expert. Sify has licenses to operate NLD (National Long Distance) and ILD (International Long Distance) services and offers VoIP backhaul to long distance subscriber telephony services. With the Sify Cable landing station and the partnerships inked with several cable companies globally, Sify in present in almost all the spheres of the ICT eco system.

The company has an expanding base of Managed Services customers, both in India and overseas, and is also India’s first enterprise managed services provider to launch a Security Operations Center (SOC) to deliver managed security services.

Sify Software develops applications and offers services to improve business efficiencies of its current clients and prospective client bases. Sify also offers services in the specialized domains of eLearning for-profit, not-for-profit and government institutions both in India and globally. The business also operates two of the most popular portals in India, Sify.com and Samachar.com.

For more information about Sify, visit www.sifycorp.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2012, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

For further information, please contact

Sify Technologies Limited Mr. Praveen Krishna Investor Relations & Corporate Communications +91 44 22540777 (extn.2055) praveen.krishna@sifycorp.com	Grayling Investor Relations Ms. Trúc Nguyen (ext. 418) Mr. Christopher Chu (ext. 426) +1-646-284-9400 truc.nguyen@grayling.com christopher.chu@grayling.com